Exhibit 99.1

Melco Resorts & Entertainment Limited Purchases 19.99% Stake in Crown Resorts

Limited from CPH Crown Holdings Pty Limited

MACAU, May 30, 2019 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (“Melco”) today announced that on May 30, 2019, it executed a definitive purchase agreement through which a subsidiary of Melco will acquire 135.35 million shares of Crown Resorts Limited (“Crown”) from CPH Crown Holdings Pty Limited (“CPH”) for a price of AUD13.00 per Crown share. These shares represent an ownership interest of approximately 19.99% in Crown. The transaction will close in two equal tranches on June 6, 2019 and on or prior to September 30, 2019.

While the announced transaction does not require regulatory approval to be consummated, Melco, its Chairman and Chief Executive Officer, Lawrence Ho, and select Melco executives will promptly submit applications to the gaming regulatory authorities in each of Victoria, Western Australia, New South Wales and any other relevant jurisdictions. Following approval from these authorities, Melco intends to pursue board representation on Crown’s board of directors commensurate with its ownership position. Additionally, subject to obtaining requisite regulatory approvals, Melco welcomes the opportunity to increase its ownership in Crown.

Mr. Lawrence Ho, Chairman and Chief Executive Officer of Melco Resorts & Entertainment, said, “I view Melco’s investment in Crown as an incredible opportunity to purchase a strategic stake in what I believe to be Australia’s premier provider of true integrated resort experiences. Crown’s Resorts in Perth and Melbourne are world class entertainment destinations and I believe that Crown Sydney, much like Melco’s Morpheus property, will create an architectural icon for the city, the country and the world. In addition, Crown’s UK assets have qualities that are second to none. Like Melco, Crown is a leader in creating new and exciting luxury and entertainment experiences for its guests. We also both strive to be a leader in the communities in which we do business both through CSR work and helping to drive tourism and the local economy. Put simply, we share a similar core DNA with respect to how we view our businesses. In addition, I personally know the management at Crown and look forward to working with them to further enhance both Crown’s performance and development in Australia and the appeal of Crown’s properties to international patrons.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com